SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PIONEER NATURAL RESOURCES COMPANY

(Name of Subject Company and Filing Persons (Issuer))

2.875% Convertible Senior Notes due 2038

(Title of Class of Securities)

723787AH0

(CUSIP Numbers of Class of Securities)

Richard P. Dealy

Executive Vice President and Chief Financial Officer

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

(972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on behalf of Filing Person)

COPIES TO:

Mark S. Berg Executive Vice President and General Counsel Pioneer Natural Resources Company 5205 North O’Connor Blvd., Suite 200 Irving, Texas 75039 (972) 444-9001	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$479,907,000	$65,459.32

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Convertible Senior Notes due 2038 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes. As of December 12, 2012, there was $479,907,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $479,907,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934. The filing fee was paid on December 14, 2012 in connection with the filing by Pioneer Natural Resources Company of the original Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $65,459.32	Filing Party: Pioneer Natural Resources Company
Form or Registration No.: Schedule TO	Date Filed: December 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on December 14, 2012 by Pioneer Natural Resources Company, a Delaware corporation (the “Company”), with respect to the right of each holder of the Company’s 2.875% Convertible Senior Notes due 2038 (the “Notes”) to sell, and the obligation of the Company to repurchase, the Notes, as set forth in the Company Notice to Holders of the 2.875% Convertible Senior Notes due 2038, dated December 14, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO.

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

Items 1 and 4. Summary Term Sheet; Terms of the Transaction

Items 1 and 4 of the Schedule TO are hereby amended as follows:

All references in the Company Notice to the expiration of the Put Option shall be amended to indicate that the Put Option will expire at 12:00 a.m., New York City time, on January 15, 2013 (the “Expiration Date”), instead of 5:00 p.m., New York City time, on January 14, 2013.

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended as follows:

The first sentence of the third paragraph of Section 5 of the Company Notice is deleted in its entirety and replaced with the following language:

During March 2011, the Company entered into a Second Amended and Restated 5-Year Revolving Credit Agreement (as amended, the “Credit Facility”) with a syndicate of financial institutions. On December 20, 2012, the Company entered into the First Amendment to the Credit Facility, which lowered the borrowing rates, increased the aggregate loan commitments from $1.25 billion to $1.5 billion, and extended the maturity of the Credit Facility to December 20, 2017, unless further extended in accordance with the terms of the Credit Facility.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description

(d)(4)	First Amendment to Second Amended and Restated 5-Year Revolving Credit Agreement, dated as of December 20, 2012, among the Company, as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on December 20, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2012	Pioneer Natural Resources Company

	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 2.875% Convertible Senior Notes due 2038, dated December 14, 2012, issued by Pioneer Natural Resources Company.*

(a)(5)	Press release issued on December 14, 2012.*

(b)	Not applicable.

(d)(1)	Indenture, dated January 22, 2008, between Pioneer Natural Resources Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008).

(d)(2)	First Supplemental Indenture, dated January 22, 2008, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc. and Wells Fargo Bank, National Association, as trustee, with respect to the Indenture identified above as Exhibit (d)(1) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008).

(d)(3)	Second Amended and Restated 5-Year Revolving Credit Agreement, dated as of March 31, 2011, among the Company, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on April 5, 2011).

(d)(4)	First Amendment to Second Amended and Restated 5-Year Revolving Credit Agreement, dated as of December 20, 2012, among the Company, as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on December 20, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.